FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Silver Wheaton Corp.

(Translation of registrant's name into English)

Suite 3400, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____          Form 40 F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: November 2, 2006	By: /s/ Peter Barnes
Name

Its: President and Chief Executive Officer
(Title)

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FOR IMMEDIATE RELEASE	TSX:SLW
November 2, 2006	NYSE:SLW

Silver Wheaton Third Quarter Earnings More Than Triple to US$22.5 Million

Vancouver, British Columbia – Silver Wheaton Corp. (TSX,NYSE:SLW) is pleased to report third quarter net earnings and operating cash flows of US$22.5 million (US$0.10 per share) and US$28.3 million (US$0.13 per share), respectively.

THIRD QUARTER HIGHLIGHTS (3 months)

•

Net earnings of US$22.5 million (US$0.10 per share) from the sale of 3.5 million ounces of silver, compared to US$6.4 million (US$0.04 per share) from the sale of 2.5 million ounces of silver in 2005.

•

Operating cash flows of US$28.3 million (US$0.13 per share), compared with US$7.9 million (US$0.05 per share) in 2005.

•

Cash and cash equivalents at September 30, 2006 of US$62.0 million.

•

Silver Wheaton increased its ownership interest in Bear Creek Mining Corp. to 19%, becoming the largest shareholder.

•

The Company entered into an agreement with Goldcorp, whereby Silver Wheaton will receive a right of first refusal on future silver production from the Peñasquito project in Mexico, upon the successful completion of Goldcorp’s acquisition of Glamis Gold.

•

Silver Wheaton was recognized as the strongest public company in the Vancouver Sun’s BusinessBC Top 100 Companies.

“It has been another great quarter for the Company”, said Peter Barnes, President and Chief Executive Officer.  “Not only did we more than triple our earnings and cash flows, compared with last year, but we also became the largest shareholder in Bear Creek; we obtained a right of first refusal on future silver production from the Peñasquito project in Mexico; and we were recognized as the strongest public company in British Columbia.  All this, for a Company that is only two years old!”

A conference call will be held Friday, November 3, 2006 at 11:00 am (Eastern Time) to discuss these results. You may join the call by dialling toll free 1-877-888-4210 or (416) 695-7831 for calls from outside of Canada and the US.

The conference call will be recorded and you can listen to a playback of the call after the event by dialling 1-888-509-0081 or (416) 695-5275 and using the passcode: 632734. A live and archived audio webcast will be available on the website at www.silverwheaton.com.

Silver Wheaton is the only public mining company with 100% of its revenue from silver production.  The Company expects to have annual silver sales of approximately 16 million ounces in 2007, increasing to 20 million ounces by 2009 and thereafter.  Silver Wheaton is unhedged and well positioned for further growth.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

David Awram

Investor Relations Manager

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com

# SILVER WHEATON

Q3 QUARTERLY REPORT

September 30, 2006

Management’s Discussion and Analysis of

Results of Operations and Financial Condition

For the Three and Nine Months Ended September 30, 2006

This Management’s Discussion and Analysis should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2006 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles.   In addition, the following should be read in conjunction with the 2005 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian provincial securities regulatory authorities and on SEDAR at www.sedar.com. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted.  This Management’s Discussion and Analysis has been prepared as of November 2, 2006.

THIRD QUARTER HIGHLIGHTS (3 months)

•

Net earnings of $22.5 million ($0.10 per share) from the sale of 3.5 million ounces of silver, compared to $6.4 million ($0.04 per share) from the sale of 2.5 million ounces of silver in 2005.

•

Operating cash flows of $28.3 million (2005 - $7.9 million).

•

Cash and cash equivalents at September 30, 2006 of $62.0 million (December 31, 2005 - $117.7 million).

•

Silver Wheaton increased its ownership interest in Bear Creek Mining Corp. to 19%, becoming the largest shareholder.

•

The Company entered into an agreement with Goldcorp, whereby Silver Wheaton will receive a right of first refusal on future silver production from the Peñasquito project in Mexico, upon the successful completion of Goldcorp’s acquisition of Glamis Gold.

•

Silver Wheaton was recognized as the strongest public company in the Vancouver Sun’s BusinessBC Top 100 Companies.

OVERVIEW

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a growth-oriented silver company, and is the largest mining company with 100% of its revenue from silver production. The Company’s goal is to be recognized as the most profitable and best managed silver company in the world.

The Company has entered into three long-term silver purchase contracts with Goldcorp (Luismin mines in Mexico), Lundin Mining (Zinkgruvan mine in Sweden) and Glencore (Yauliyacu mine in Peru), whereby Silver Wheaton acquires silver production from the counterparties at a fixed price of $3.90 per ounce, subject to an inflationary adjustment.  As a result, the primary drivers behind the Company’s financial results are the volume of silver production at the various mines and the price of silver.

Silver Wheaton was recently recognized as the strongest, and one of the fastest growing, public companies in the Vancouver Sun’s Business BC Top 100 Companies.  The list was compiled by experts from Ernst & Young and the Sauder School of Business at the University of British Columbia, and included long-time business leaders such as Teck Cominco, Goldcorp and Telus.

The Company expects, based upon its current contracts, to have annual silver sales of approximately 16 million ounces in 2007, increasing to 20 million ounces by 2009 and thereafter.

SILVER WHEATON CORP. | 1

SUMMARIZED FINANCIAL RESULTS

The year end of the Company was changed from August 31 to December 31, during 2004.  As a result, comparative figures include the four months ended December 31, 2004.

	September 30 2006 (3 Months)	June 30 2006 (3 Months)	March 31 2006 (3 Months)	December 31 2005 (3 Months)	September 30 2005 (3 Months)	June 30 2005 (3 Months)	March 31 2005 (3 Months)	December 31 2004 (4 Months)

Silver sales ($000's)	$ 41,766	$ 47,413	$ 25,711	$ 17,474	$ 18,081	$ 19,263	$ 16,077	$ 10,986
Ounces (000’s)	3,520	3,805	2,672	2,176	2,535	2,668	2,323	1,505
Average realized silver price ($'s per ounce)	$ 11.86	$ 12.46	$ 9.62	$ 8.03	$ 7.13	$ 7.22	$ 6.92	$ 7.30
Total cash cost ($'s per ounce)[1]	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ 3.90	$ 3.90

Net earnings ($000's)	$ 22,518	$ 25,159	$ 13,781	$ 7,009	$ 6,378	$ 6,722	$ 5,182	$ 1,765

Earnings per share
Basic	$ 0.10	$ 0.12	$ 0.07	$ 0.04	$ 0.04	$ 0.04	$ 0.03	$ 0.02
Diluted	$ 0.09	$ 0.11	$ 0.07	$ 0.04	$ 0.04	$ 0.04	$ 0.03	$ 0.02

Cash flow from operations ($000's)	$ 28,262	$ 32,699	$ 13,862	$ 7,654	$ 7,889	$ 9,271	$ 5,150	$ 8,356

Cash and cash equivalents ($000's)	$ 61,950	$ 51,637	$ 8,368	$ 117,741	$ 26,608	$ 33,279	$ 24,014	$ 19,989

Total assets ($000's)	$ 638,123	$ 614,349	$ 578,150	$ 266,151	$ 173,871	$ 167,056	$ 160,355	$ 156,988

Total liabilities ($000’s)	$ 21,202	$ 20,885	$ 181,317	$ 1,961	$ 426	$ 586	$ 702	$ 2,557

Shareholders' equity ($000's)	$ 616,921	$ 593,464	$ 396,833	$ 264,190	$ 173,445	$ 166,470	$ 159,653	$ 154,431

1) Refer to discussion on Non-GAAP measures

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by changes in the price of silver, fluctuations in production at the mines and timing of shipments that are in the normal course of operations.  Changes in the number of ounces sold between the second and third quarters of 2006 relate primarily to temporary grade fluctuations at Luismin, as well as timing of shipments at Zinkgruvan.

SILVER WHEATON CORP. | 2

RESULTS OF OPERATIONS AND OPERATIONAL REVIEW

The Company has four business segments, the silver produced by the Luismin, Zinkgruvan and Yauliyacu mines, and corporate operations. The acquisition of silver from the Yauliyacu mine began in May, 2006.

Three Months Ended September 30, 2006
	Luismin	Zinkgruvan	Yauliyacu	Corporate	Total

Silver sales ($000's)	$ 25,720	$ 3,703	$ 12,343	$ -	$ 41,766
Ounces (000’s)	2,213	287	1,020	-	3,520
Average realized silver price ($'s per ounce)	$ 11.62	$ 12.91	$ 12.10	$ -	$ 11.86
Total cash cost ($'s per ounce)[1]	$ 3.90	$ 3.90	$ 3.90	$ -	$ 3.90

Net earnings (loss) ($000's)	$ 16,305	$ 2,105	$ 4,610	$ (502)	$ 22,518

Three Months Ended September 30, 2005
	Luismin	Zinkgruvan	Corporate	Total

Silver sales ($000's)	$ 14,185	$ 3,896	$ -	$ 18,081
Ounces (000’s)	2,004	531	-	2,535
Average realized silver price ($'s per ounce)	$ 7.08	$ 7.34	$ -	$ 7.13
Total cash cost ($'s per ounce)[1]	$ 3.90	$ 3.90	$ -	$ 3.90

Net earnings (loss) ($000's)	$ 5,624	$ 931	$ (177)	$ 6,378

Nine months ended September 30, 2006
	Luismin	Zinkgruvan	Yauliyacu	Corporate	Total

Silver sales ($000's)	$ 76,966	$ 14,239	$ 23,685	$ -	$ 114,890
Ounces (000’s)	6,832	1,271	1,895	-	9,998
Average realized silver price ($'s per ounce)	$ 11.27	$ 11.21	$ 12.50	$ -	$ 11.49
Total cash cost ($'s per ounce)[1]	$ 3.90	$ 3.90	$ 3.90	$ -	$ 3.90

Net earnings (loss) ($000's)	$ 47,941	$ 7,157	$ 9,306	$ (2,946)	$ 61,458

1) Refer to discussion on Non-GAAP measures

SILVER WHEATON CORP. | 3

Nine months ended September 30, 2005
	Luismin	Zinkgruvan	Corporate	Total

Silver sales ($000's)	$ 42,839	$ 10,582	$ -	$ 53,421
Ounces (000’s)	6,066	1,460	-	7,526
Average realized silver price ($'s per ounce)	$ 7.06	$ 7.25	$ -	$ 7.10
Total cash cost ($'s per ounce)[1]	$ 3.90	$ 3.90	$ -	$ 3.90

Net earnings (loss) ($000's)	$ 16,928	$ 2,422	$ (1,068)	$ 18,282

1) Refer to discussion on Non-GAAP measures

Luismin

On October 15, 2004, a 100% subsidiary of the Company, Silver Wheaton (Caymans) Ltd. (“SW Caymans”), entered into an agreement to purchase all of the silver produced by Goldcorp’s Luismin mining operations in Mexico for a period of 25 years, for an upfront payment of $36.7 million (Cdn$46.0 million) in cash and 108 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2007).  Under this agreement, Luismin was required to deliver a minimum of 120 million ounces over the 25 year period following the contract date, and Silver Wheaton was obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract.

On March 30, 2006, Goldcorp and Silver Wheaton amended the silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares and a $20 million non-interest bearing promissory note due on March 30, 2007.  As a result, at September 30, 2006, Goldcorp owned 57% of the Company’s common shares.

The amendment to the silver purchase contract was made in connection with Goldcorp’s plans to substantially increase its investment in exploration and development at its San Dimas mine in Mexico.  As a result of the planned exploration and development at San Dimas, Silver Wheaton and Goldcorp anticipate that additional silver sales will aggregate more than 100 million ounces over the remaining 24 year term of the silver purchase agreement.  It is projected that Luismin’s annual silver production will approximate 9 million ounces in 2007, increasing to 13 million ounces by 2009 and thereafter.

Under Silver Wheaton’s existing Luismin agreement with Goldcorp, Silver Wheaton is entitled to purchase a 49% interest in production, development or exploration properties acquired by Goldcorp in Mexico until October 15, 2007. In connection with Goldcorp’s proposed acquisition of Glamis Gold Ltd. (“Glamis”), Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Goldcorp has agreed to negotiate exclusively with Silver Wheaton, for a period of 180 days from the date of Goldcorp’s acquisition of Glamis, for the potential purchase by Silver Wheaton of a portion of the future production of silver to be mined from the Peñasquito Project. If Silver Wheaton and Goldcorp are not successful in entering into a silver purchase agreement on the Peñasquito Project during such time, Silver Wheaton will retain a right of first refusal on any future silver purchase agreements based on the Peñasquito Project, for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton.

SILVER WHEATON CORP. | 4

During the quarter, SW Caymans purchased 2.2 million ounces (2005 – 2.0 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $11.62 per ounce (2005 - $7.08 per ounce).  During the nine months ended September 30, 2006, SW Caymans purchased 6.8 million ounces (2005 – 6.1 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $11.27 per ounce (2005 - $7.06 per ounce).   The Company’s cash flows and net earnings under the Luismin silver purchase contract for the three months ended September 30, 2006 were $17.3 million (2005 - $6.4 million) and $16.3 million (2005 - $5.6 million) respectively, and for the nine months ended September 30, 2006 were $50.5 million (2005 - $19.0 million) and $47.9 million (2005 - $16.9 million) respectively.

At December 31, 2005, the Luismin mines had proven and probable reserves of 45.4 million ounces of silver and inferred resources of 188.4 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis), an increase of 12.7% and 29.4% respectively, compared to the reserves and resources at December 31, 2004, despite production during 2005 of 7.7 million ounces of silver.  Luismin has historically converted resources into reserves at a rate of approximately 90%.

The results of the Luismin mine operations for the three months ended September 30, 2006 are shown below:

	2006			2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
• Ore milled (tonnes)	276,700	267,400	255,800	250,600	244,000	218,700	199,000
• Grade (grams/tonne)[1]
- Gold	6.50	6.61	6.18	5.57	5.55	6.23	6.59
- Silver	316	358	348	298	332	310	335
• Recovery (%)
- Gold	94%	94%	94%	94%	94%	95%	95%
- Silver	89%	89%	87%	88%	88%	91%	88%
• Production (ounces)
- Gold	54,400	53,700	47,800	42,200	41,000	41,800	40,000
- Silver	2,233,200	2,388,400	2,192,000	1,855,700	2,005,700	1,974,400	1,894,000
• Sales (ounces)
- Gold	53,400	54,900	46,500	42,200	39,100	44,000	38,300
- Silver	2,213,500	2,447,500	2,171,000	1,819,800	2,003,800	2,088,000	1,974,400
1) Grades exclude Nukay operations, which do not contain silver

Zinkgruvan

On December 8, 2004, SW Caymans entered into an agreement to purchase all of the silver produced by Lundin Mining’s Zinkgruvan mining operations in Sweden (“Zinkgruvan”) for the life of mine.  During the three months ended September 30, 2006, SW Caymans purchased 0.3 million ounces (2005 – 0.5 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $12.91 per ounce (2005 - $7.34 per ounce).  During the nine months ended September 30, 2006, SW Caymans purchased 1.3 million ounces (2005 – 1.3 million ounces) of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $11.21 per ounce (2005 - $7.25 per ounce).   The Company’s cash flows and net earnings under the Zinkgruvan silver purchase contract for the three months ended September 30, 2006 were $2.5 million (2005 - $1.6 million) and $2.1 million (2005 - $0.9 million) respectively, and for the nine months ended September 30, 2006 were $8.7 million (2005 - $3.7 million) and $7.2 million (2005 - $2.4 million) respectively.

SILVER WHEATON CORP. | 5

As at December 31, 2005, Zinkgruvan had proven and probable silver reserves of 25.8 million ounces, measured and indicated silver resources of 6.8 million ounces and inferred silver resources of 29.4 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).  The Zinkgruvan mine is expected to produce approximately 2 million ounces of silver annually for a minimum of 20 years, and is one of the lowest cost zinc mines in the world. The mine is located in south-central Sweden and has been in production on a continuous basis since 1857.

Yauliyacu

On March 23, 2006, SW Caymans entered into an agreement with Glencore to purchase 4.75 million ounces of silver per year, for a period of 20 years, based on the production from their Yauliyacu mining operations in Peru. Total consideration paid was $285 million, comprised of $245 million in cash and a $40 million promissory note, which was paid in full on May 31, 2006.  In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due, subject to an inflationary adjustment.

During May 2006, the Company began purchasing silver under the Yauliyacu silver purchase contract and during the three months ended September 30, 2006, SW Caymans purchased 1.0 million ounces of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $12.10 per ounce.  During the nine months ended September 30, 2006, SW Caymans purchased 1.9 million ounces of silver at a total cash cost of $3.90 per ounce, and sold it for an average price of $12.50 per ounce.  The Company’s cash flows and net earnings under the Yauliyacu silver purchase contract for the three months ended September 30, 2006 were $8.4 million and $4.6 million respectively, and for the nine months ended September 30, 2006 were $16.3 million and $9.3 million respectively.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.  In addition, Silver Wheaton has an option to extend the 20 year term of the silver purchase contract in five year increments, on substantially the same terms as the existing contract, subject to an adjustment related to silver price expectations at the time and other factors.

As at December 31, 2005, Yauliyacu had proven and probable silver reserves of 12.9 million ounces, measured and indicated silver resources of 52.2 million ounces and inferred silver resources of 64.7 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

SILVER WHEATON CORP. | 6

Corporate

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands)	2006	2005	2006	2005

General and administrative	$ 740	$ 463	$ 2,459	$ 1,386

Interest expense	-	-	712	-

Amortization of debt financing costs	10	-	939	-

Stock based compensation	414	12	1,487	90

Project evaluation	43	9	150	70

Interest income	(732)	(192)	(2,392)	(451)

Foreign exchange loss (gain)	27	(115)	(409)	(27)

Corporate net loss	$ 502	$ 177	$ 2,946	$ 1,068

General and administrative expenses totaled $740,000 during the three months ended September 30, 2006 compared with $463,000 during the same period in 2005.   This increase resulted primarily from increased insurance costs and increased salary expenses incurred as a result of hiring additional employees.  During the nine months ended September 30, 2006, general and administrative expenses totaled $2,459,000 compared with $1,386,000 during the same period in 2005. This increase was also the result of increased insurance and salary expenses, as well as a one-time New York Stock Exchange listing fee of $250,000.

The Company did not incur any interest expense during the quarter (nine months - $712,000). In connection with the Yauliyacu transaction, upfront debt financing costs of $1,124,000 were incurred, of which $10,000 were amortized to income during the quarter (nine months - $939,000).

The stock based compensation expense, which is a non-cash item, has been estimated using the Black-Scholes option valuation method to determine the fair value of the share purchase options granted.   During the quarter, 15,000 restricted share rights and no share purchase options were issued.  As a result, the stock based compensation expense during the quarter is due primarily to the amortization of previously issued stock options and restricted share rights.

Project evaluation expenses of $43,000 (2005 - $9,000) were incurred in pursuing additional silver acquisition opportunities.  It is anticipated that project evaluation expenses will continue.

Interest income during the quarter of $732,000 (2005 - $192,000) was the result of interest earned on cash balances held in short-term money market instruments.

During the quarter, a foreign exchange loss of $27,000 (2005 gain - $115,000) was realized, as a result of the Company holding a portion of its cash balances in Canadian dollars, while the Canadian dollar decreased (2005 – increased) in value against the US dollar (the Company’s functional currency).

SILVER WHEATON CORP. | 7

Non-GAAP measures – total cash costs per ounce of silver calculation

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures including total cash costs of silver on a sales basis.  These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies.  Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis.  The Company believes that certain investors use this information to evaluate the Company’s performance.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  During the three and nine months ended September 30, 2006, the Company’s total cash costs were $3.90 per ounce of silver.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006, the Company had cash and cash equivalents of $62.0 million (December 31, 2005 – $117.7 million) and working capital of $42.8 million (December 31, 2005 - $118.7 million), which includes the $20.0 million promissory note due to Goldcorp relating to the amendment of the Luismin silver purchase contract.  During the quarter, the Company generated operating cash flows of $28.3 million (nine months - $74.9 million), compared with $8.0 million (nine months - $22.3 million) during the same period in 2005.  In the opinion of management, these are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Bear Creek

During September 2006, Silver Wheaton acquired 2,314,600 additional shares of Bear Creek Mining Corp. (“Bear Creek”), at a cost of $18.5 million (Cdn$20.6 million).  As a result, at September 30, 2006, Silver Wheaton owned 7,676,505 common shares and warrants exercisable to acquire an additional 270,000 common shares, representing approximately 19% of the outstanding shares of Bear Creek on an undiluted basis.  At September 30, 2006, the fair value of the Company’s investment in Bear Creek was $68.9 million.  Silver Wheaton has acquired these shares for investment purposes.

Yauliyacu silver purchase contract

On March 23, 2006, the Company entered into an agreement with Glencore to purchase 4.75 million ounces of silver per year, for a period of 20 years, based on the production from their Yauliyacu mining operations in Peru. Total consideration paid was $285 million, comprised of $245 million in cash and a $40 million promissory note due on July 21, 2006.  In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due, subject to an inflationary adjustment.

Luismin silver purchase contract amendment

On March 30, 2006, Goldcorp and Silver Wheaton amended their existing silver purchase contract, increasing the minimum number of ounces of silver to be delivered by Goldcorp over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares and a $20 million non-interest bearing promissory note due on March 30, 2007.

Public Offering

On April 20, 2006, the Company raised gross proceeds of $175 million (Cdn$200 million) from a public offering of 16,644,000 shares at a price of Cdn$12.00 per share.  The offering proceeds were used to repay $120 million of bank debt and a $40 million promissory note due to Glencore.

SILVER WHEATON CORP. | 8

Bank debt

In March 2006, the Company entered into a credit agreement with the Bank of Nova Scotia, as lead arranger and administrative agent, to borrow $100 million under a non revolving term loan (the “Term Loan”) and $25 million under a revolving term loan (the “Revolving Loan”) in order to partially finance the acquisition of the Yauliyacu silver purchase contract.  During April, 2006, both the Term Loan and the Revolving Loan were repaid in full. The Term Loan was cancelled upon repayment, while the Revolving Loan facility remains available.

Contractual obligations

In connection with the Luismin and Zinkgruvan silver purchase contracts, the Company has committed to purchase 100% of the silver produced by each mine for a per-ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to adjustment.  This inflationary adjustment, which will begin in 2007, is intended to reflect the effects of inflation on operating costs, and is subject to a minimum of 0.4% and a maximum of 1.65% per annum.  In connection with the Yauliyacu silver purchase contract, the Company has committed to purchase 4.75 million ounces of silver per year, based on production at the Yauliyacu mine, for a per-ounce cash payment of $3.90, subject to adjustment.  This inflationary adjustment, which will begin in 2009, is intended to reflect the effects of inflation on operating costs, and is subject to a minimum of 1.0% and a maximum of 1.65% per annum.

Share capital

During the quarter, the Company received cash proceeds of $0.5 million (2005 - $0.6 million) from the exercise of 184,000 (2005 – 215,000) share purchase options at a weighted average exercise price of Cdn$3.25 per option.  As of November 2, 2006, there were 220,437,111 outstanding common shares, 4,597,666 share purchase options and 165,346,100 share purchase warrants, which are convertible into 39,319,220 common shares.

RELATED PARTY TRANSACTIONS

At September 30, 2006, Goldcorp owned 57% of the Company’s outstanding common shares.  During the quarter, the Company purchased 2.2 million ounces (2005 – 2.0 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $8.6 million (2005 - $7.8 million).  During the nine months ended September 30, 2006, the Company purchased 6.8 million ounces (2005 – 6.1 million ounces) of silver from the subsidiary at a price of $3.90 per ounce, for total consideration of approximately $26.6 million (2005 - $23.7 million).

On March 30, 2006, Silver Wheaton and Goldcorp amended the Luismin silver purchase agreement, as described elsewhere in this Management’s Discussion and Analysis.  As a result of this transaction the Company issued 18 million shares and a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007.  In addition, during September 2006, Silver Wheaton and Goldcorp entered into an agreement whereby Silver Wheaton will receive a right of first refusal on future silver production from the Peñasquito project in Mexico, upon the successful completion of Goldcorp’s acquisition of Glamis Gold Ltd.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost.  During the quarter, total management fees paid to Goldcorp were $55,000 (nine months - $198,000) compared to $74,600 (nine months - $341,400) during the same period in 2005. This agreement allows for cancellation with 30 days notice at any time.

In addition, during March 2006, the Company sold leasehold improvements and furniture and fixtures to Goldcorp at their net book value of $145,000.  At September 30, 2006, Goldcorp owed the Company $132,500 (December 31, 2005 – $nil).

SILVER WHEATON CORP. | 9

CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.  The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended September 30, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FINANCIAL INSTRUMENTS

During the nine months ended September 30, 2006, the Company has used a mixture of cash and long-term debt to maintain an appropriate capital structure, ensuring the liquidity required to meet the needs of the business and the flexibility to continue growing through acquisition.  The Company does not use interest rate contracts or other derivative financial instruments and therefore, in the normal course of business, is inherently exposed to currency, interest rate and commodity price fluctuations.

OUTLOOK

The Company expects, based upon its current contracts, to have annual silver sales of approximately 16 million ounces in 2007, increasing to 20 million ounces by 2009 and thereafter.

The Company is unhedged and actively pursuing further growth opportunities, either by way of entering into long-term silver purchase contracts, or by acquiring silver exploration, development or production assets.

SILVER WHEATON CORP. | 10

RESERVES AND RESOURCES

Proven and Probable Reserves (1,4,5,6)
As of Dec. 31, 2005	PROVEN			PROBABLE			PROVEN & PROBABLE
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
San Dimas	1.42	447	20.4	1.83	401	23.6	3.25	421	44.0
San Martin	0.31	47	0.5	0.58	46	0.9	0.90	47	1.3
Zinkgruvan	6.27	111	22.4	1.89	57	3.5	8.16	98	25.8
Yauliyacu	1.21	124	4.8	1.27	198	8.1	2.48	162	12.9
Total			48.1			36.0			84.0

Measured & Indicated Resources (1,2,3,4,5,6)
As of Dec. 31, 2005	MEASURED			INDICATED			MEASURED & INDICATED
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz	Mt	g Ag/t	M oz
San Dimas	-	-	-	-	-	-	-	-	-
San Martin	0.02	204	0.2	0.2	234	1.5	0.22	231	1.7
Zinkgruvan (Zn)	0.61	25	0.5	1.24	86	3.4	1.85	66	3.9
Zinkgruvan (Cu)	-	-	-	2.80	32	2.9	2.80	32	2.9
Yauliyacu	2.11	265	18.0	3.01	353	34.2	5.12	317	52.2
Total			18.7			42.0			60.7

Inferred Resources (1,2,3,4,5,6)
As of Dec. 31, 2005	INFERRED
	Tonnes	Grade	Contained
Silver	Mt	g Ag/t	M oz
San Dimas	17.27	321	178.1
San Martin	2.87	111	10.3
Zinkgruvan (Zn)	8.46	105	28.6
Zinkgruvan (Cu)	0.89	28	0.8
Yauliyacu	6.87	293	64.7
Total			282.5

Notes:

1.

All Mineral Reserves and Mineral Resources have been calculated as of December 31, 2005 in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101.

2.

All Mineral Resources are exclusive of Mineral Reserves.

3.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4.

The Qualified Person for the Mineral Reserve and Mineral Resource estimates as defined by National Instrument 43-101 are as follows:

a.

San Dimas, San Martin – Reynaldo Rivera, MAusIMM, an employee of Luismin, S.A. de C.V., the Mexican operating subsidiary of Goldcorp Inc.

b.

Zinkgruvan – John Sullivan, P.Geo., Senior Geologist and Steve Cheeseman, P.Geo., Senior Associate Geologist, both with Watts, Griffis and McOuat Limited of Toronto, Canada.

c.

Yauliyacu – Velasquez Spring, P.Eng., Senior Geologist, and G. Ross MacFarlane, P.Eng., Senior Associate Metallurgical Engineer, both with Watts, Griffis and McOuat Limited of Toronto, Canada.

5.

Mineral Reserves and Mineral Resources are estimated using appropriate recovery rates and commodity prices as follows:

a.

San Dimas and San Martin Reserves – US$6.00 per silver ounce

b.

San Dimas and San Martin Resources – US$7.00 per silver ounce

c.

Zinkgruvan Reserves and Resources – US$5.50 per silver ounce

d.

Yauliyacu Reserves and Resources – US$6.00 per silver ounce

6.

Silver Wheaton’s purchase agreement with Glencore provides for the delivery of 4.75 million ounces of silver per year for 20 years.  Silver production at Yauliyacu in excess of 4.75 million ounces per year is to the credit of Glencore, and therefore a portion of the reserves and resources from Yauliyacu may relate to production which may be for the credit of Glencore.

SILVER WHEATON CORP. | 11

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2005 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES

Readers should refer to the annual information form of Silver Wheaton for the year ended December 31, 2005 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2006 available at www.sedar.com, for further information on mined Reserves and Resources, which is subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

SILVER WHEATON CORP. | 12

Consolidated Statements of Operations

 (US dollars and shares in thousands, except per share amounts - Unaudited)

		Three Months Ended		Nine Months Ended
		September 30	September 30	September 30	September 30
	Note	2006	2005	2006	2005

Silver sales		$ 41,766	$ 18,081	$ 114,890	$ 53,421

Cost of sales		13,729	9,885	38,992	29,350
Depreciation and amortization		5,017	1,641	11,494	4,721
		18,746	11,526	50,486	34,071

Earnings from operations		23,020	6,555	64,404	19,350

Expenses and other income
General and administrative		740	463	2,459	1,386
Interest expense		-	-	712	-
Amortization of debt financing costs	5	10	-	939	-
Stock based compensation		414	12	1,487	90
Project evaluation		43	9	150	70
Interest income		(732)	(192)	(2,392)	(451)
Foreign exchange loss (gain)		27	(115)	(409)	(27)

		502	177	2,946	1,068

Net earnings		$ 22,518	$ 6,378	$ 61,458	$ 18,282

Basic earnings per share		$ 0.10	$ 0.04	$ 0.30	$ 0.11

Diluted earnings per share		$ 0.09	$ 0.04	$ 0.27	$ 0.11

Weighted average number of shares outstanding
- basic		220,302	167,108	207,190	167,048

- diluted		242,488	170,092	228,151	168,173

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

SILVER WHEATON CORP. | 13

Consolidated Balance Sheets

(US dollars and shares in thousands - Unaudited)

		September 30	December 31
	Note	2006	2005
Assets
Current
Cash and cash equivalents		$ 61,950	$ 117,741
Accounts receivable		1,579	2,491
Silver inventory		313	383
Other		157	44
		63,999	120,659

Long-term investments	2	33,556	15,069
Silver contracts	3	539,727	130,254
Deferred debt financing costs	5	185	-
Other		656	169
		$ 638,123	$ 266,151
Liabilities
Current
Accounts payable		$ 530	$ 1,761
Accrued liabilities		672	200
Promissory notes	4	20,000	-
		21,202	1,961
Shareholders' Equity
Share purchase options	6(c)	4,576	4,953
Restricted share units		89	26
Warrants	6(b)	38,824	38,867
Share capital
Common shares
Authorized: unlimited shares, no par value;
Issued and outstanding: 220,362 (December 31, 2005 – 183,375)	6(a)	485,341	193,711
Retained earnings		88,091	26,633
		616,921	264,190
		$ 638,123	$ 266,151

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

SILVER WHEATON CORP. | 14

Consolidated Statements of Cash Flows

(US dollars in thousands - Unaudited)

		Three Months Ended		Nine Months Ended
		September 30	September 30	September 30	September 30
	Note	2006	2005	2006	2005
Operating Activities
Net earnings		$ 22,518	$ 6,378	$ 61,458	$ 18,282
Items not affecting cash
Depreciation and amortization		5,017	1,641	11,494	4,721
Amortization of debt financing costs		10	-	939	-
Stock based compensation		414	12	1,487	90
Other		(12)	(55)	(253)	32

Change in non-cash working capital	7	315	(87)	(232)	(800)
Cash generated by operating activities		28,262	7,889	74,893	22,325

Financing Activities
Bank debt drawn down	5	-	-	125,000	-
Bank debt repaid	5	-	-	(125,000)	-
Debt financing costs	5	-	-	(1,124)	-
Shares issued	6(a)	-	-	175,150	-
Share issue costs		(5)	-	(7,793)	(642)
Warrants exercised		-	-	280	57
Share purchase options exercised		531	585	6,443	585
Cash generated by financing activities		526	585	172,956	-

Investing Activities
Purchase of long-term investments	2	(18,487)	(15,069)	(18,487)	(15,069)
Silver contracts	3	-	-	(285,408)	(483)
Other		-	(134)	-	(179)
Cash applied to investing activities		(18,487)	(15,203)	(303,895)	(15,731)
Effect of exchange rate changes on cash and cash equivalents		12	58	255	25

Increase (decrease) in cash and cash equivalents		10,313	(6,671)	(55,791)	6,619
Cash and cash equivalents, beginning of period		51,637	33,279	117,741	19,989
Cash and cash equivalents, end of period		$ 61,950	$ 26,608	$ 61,950	$ 26,608

At September 30, 2006, the Company’s cash and cash equivalents consisted of $5.5 million in cash (December 31, 2005 - $8.8 million) and $56.5 million in cash equivalents (December 31, 2005 - $108.9 million).  Cash equivalents include term deposits and treasury bills with original maturities of less then 90 days. During the quarter, the Company paid $nil in interest (nine months - $713,000) compared to $nil (nine months - $nil) during the three months ended September 30, 2005.  In addition, the Company paid no income taxes for the three and nine months ended September 30, 2006 and 2005.

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

SILVER WHEATON CORP. | 15

Consolidated Statements of Shareholders’ Equity

 (US dollars and shares in thousands - Unaudited)

				Share	Restricted
	Common Shares			Purchase	Share	Retained
	Shares	Amount	Warrants	Options	Units	Earnings	Total

At December 31, 2004	167,010	$ 119,464	$ 28,579	$ 5,046	$ -	$ 1,342	$ 154,431
Fair value of stock based compensation	-	-	-	463	26	-	489
Share purchase options exercised	710	2,535	-	(556)	-	-	1,979
Warrants exercised	30	129	(29)	-	-	-	100
Shares issued	15,625	75,902	10,317	-	-	-	86,219
Share issue costs	-	(4,319)	-	-	-	-	(4,319)
Net earnings	-	-	-	-	-	25,291	25,291
At December 31, 2005	183,375	193,711	38,867	4,953	26	26,633	264,190
Fair value of stock based compensation	-	-	-	1,398	89	-	1,487
Share purchase options exercised	2,277	8,218	-	(1,775)	-	-	6,443
Warrants exercised	63	323	(43)	-	-	-	280
Restricted share units exercised	3	26	-	-	(26)	-	-
Shares issued	34,644	290,712	-	-	-	-	290,712
Share issue costs	-	(7,649)	-	-	-	-	(7,649)
Net earnings	-	-	-	-	-	61,458	61,458
At September 30, 2006	220,362	$ 485,341	$ 38,824	$ 4,576	$ 89	$ 88,091	$ 616,921

The accompanying notes form an integral part of these interim unaudited consolidated financial statements

SILVER WHEATON CORP. | 16

Notes to the Consolidated Financial Statements

Three and Nine months ended September 30, 2006

(US dollars - Unaudited)

1.

BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2005 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosure required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2006 and the results of operations and cash flows for all periods presented have been made.  The interim results are not necessarily indicative of results for a full year.

Debt financing costs

Debt financing costs are deferred and amortized over the expected life of the debt facility.

2.

LONG-TERM INVESTMENTS

	September 30, 2006			December 31, 2005
(in thousands)	Book Value	Market Value	Unrealized Gains	Book Value	Market Value	Unrealized Gains

Bear Creek	$ 32,183	$ 68,885	$ 36,702	$ 13,696	$ 20,105	$ 6,409
Other	1,373	2,884	1,511	1,373	1,544	171
	$ 33,556	$ 71,769	$ 38,213	$ 15,069	$ 21,649	$ 6,580

During the quarter, Silver Wheaton acquired 2,314,600 additional shares of Bear Creek Mining Corp. (“Bear Creek”) on the open market at a cost of $18.5 million.  As a result, at September 30, 2006, Silver Wheaton owned 7,676,505 common shares and warrants exercisable to acquire an additional 270,000 common shares, representing approximately 19% of the outstanding shares of Bear Creek on an undiluted basis.

3.

SILVER CONTRACTS

	September 30, 2006			December 31, 2005
(in thousands)	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net

Luismin	$ 194,807	$ (5,896)	$ 188,911	$ 59,132	$ (3,517)	$ 55,615
Zinkgruvan	77,919	(5,407)	72,512	77,919	(3,280)	74,639
Yauliyacu	285,292	(6,988)	278,304	-	-	-
	$ 558,018	$ (18,291)	$ 539,727	$ 137,051	$ (6,797)	$ 130,254

SILVER WHEATON CORP. | 17

Notes to the Consolidated Financial Statements

Three and Nine months ended September 30, 2006

(US dollars - Unaudited)

Luismin silver purchase contract

On October 15, 2004, the Company entered into a twenty five year agreement to purchase all of the silver produced by Goldcorp’s Luismin mining operations in Mexico, for an upfront payment of $36.7 million (Cdn$46.0 million) in cash and 108 million common shares of the Company. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due (subject to an inflationary adjustment commencing in 2007).  Under this agreement, Luismin was required to deliver a minimum of 120 million ounces over the 25 year period following the contract date, and Silver Wheaton was obligated to pay 50% of any capital expenditures made by Luismin at its mining operations in excess of 110% of the projected capital expenditures outlined in the contract.

On March 30, 2006, Goldcorp and Silver Wheaton amended the silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.  In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at the February 13, 2006 closing price of $6.42 per share, and a $20 million non-interest bearing promissory note due on March 30, 2007.    As a result, at September 30, 2006, Goldcorp owned 57% of the Company’s common shares.

The allocation of the total purchase price is summarized in the table below:

(in thousands)
Purchase Price
October 15, 2004 - initial agreement
Cash	$ 36,744
Shares	21,958
Acquisition costs	430
December 31, 2004 and 2005	59,132
March 30, 2006 - contract amendment
Promissory note (Note 4)	20,000
Shares	115,560
Acquisition costs	115
135,675
September 30, 2006	$ 194,807

Under Silver Wheaton’s existing Luismin agreement with Goldcorp, Silver Wheaton is entitled to purchase a 49% interest in production, development or exploration properties acquired by Goldcorp in Mexico until October 15, 2007. In connection with Goldcorp’s proposed acquisition of Glamis Gold Ltd. (“Glamis”), Silver Wheaton has agreed to waive its right to acquire an interest in any of Glamis’ Mexican projects. In exchange for this waiver, Goldcorp has agreed to negotiate exclusively with Silver Wheaton, for a period of 180 days from the date of Goldcorp’s acquisition of Glamis, for the potential purchase by Silver Wheaton of a portion of the future production of silver to be mined from the Peñasquito Project. If Silver Wheaton and Goldcorp are not successful in entering into a silver purchase agreement on the Peñasquito Project during such time, Silver Wheaton will retain a right of first refusal on any future silver purchase agreements based on the Peñasquito Project, for so long as Goldcorp maintains at least a 20% interest in Silver Wheaton.

SILVER WHEATON CORP. | 18

Notes to the Consolidated Financial Statements

Three and Nine months ended September 30, 2006

(US dollars - Unaudited)

Yauliyacu silver purchase contract

On March 23, 2006, the Company entered into an agreement to purchase 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru, for an upfront payment of $285 million, comprised of $245 million in cash and a $40 million promissory note (Note 4). In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009).  In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

During the term of the contract, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.  In addition, Silver Wheaton also has an option to extend the 20 year term of the silver purchase agreement in five year increments, on substantially the same terms as the existing agreement, subject to an adjustment related to silver price expectations at the time and other factors.

The allocation of the purchase price is summarized in the table below:

(in thousands)

Purchase Price
Cash	$ 245,000
Promissory note (Note 4)	40,000
Acquisition costs	292
$ 285,292

4.

PROMISSORY NOTES

On March 23, 2006, as partial consideration for entering into the Yauliyacu silver purchase contract (Note 3), the Company issued a $40 million promissory note to Glencore, bearing interest at 3% per annum, which was paid in full on May 31, 2006.

On March 30, 2006, as partial consideration for amendments made to the Luismin silver purchase agreement (Note 3), the Company issued a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007.  At September 30, 2006 this promissory note was still outstanding.

5.

BANK DEBT

In March 2006, the Company entered into a credit agreement with the Bank of Nova Scotia, as lead arranger and administrative agent, to borrow $100 million under a non revolving term loan (the “Term Loan”) and $25 million under a revolving loan (the “Revolving Loan”).  During April, 2006, both the Term Loan and the Revolving Loan were repaid in full.  The Term Loan was cancelled upon repayment, while the Revolving Loan facility remains available.  The interest rate on the Revolving Loan is based on LIBOR plus a spread determined by the Company’s leverage ratio.  Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25 : 1 and a Leverage Ratio less than or equal to 3.50 : 1.

SILVER WHEATON CORP. | 19

Notes to the Consolidated Financial Statements

Three and Nine months ended September 30, 2006

(US dollars - Unaudited)

The Revolving loan is secured against the Company’s assets including the Luismin, Zinkgruvan and Yauliyacu silver purchase contracts.  Total debt financing costs were $1,124,000, of which $10,000 was amortized to income during the three months ended September 30, 2006 (nine months ended September 30, 2006 - $939,000).

Interest expense and the effective interest rates for the Term Loan and the Revolving Loan are presented below:

(in thousands)	Term Loan	Revolving Loan	Total
Interest expense (three months)	$ -	$ -	$ -
Interest expense (nine months)	$ 404	$ 80	$ 484
Interest rate	5.01%	5.01%	5.01%

6.

SHAREHOLDERS’ EQUITY

(a)

Shares issued

In addition to the 18 million common shares issued to Goldcorp in March 2006 (note 3), on April 20, 2006, the Company raised gross proceeds of $175 million (Cdn$200 million) from a public offering of 16,644,000 common shares at a price of Cdn$12.00 per share.  Share issue costs totalling $7.5 million were incurred as a part of this offering.

(b)

Warrants

A summary of the Company’s warrants at September 30, 2006 and December 31, 2005 and the changes for the periods ending on those dates is presented below:

	Warrants Outstanding	Weighted Avg Exercise Price (Cdn$)	Exchange Ratio

At December 31, 2004	158,000,000	$ 0.88	0.2
Issued in connection with public offering	7,812,500	10.00	1.0
Exercised	(150,000)	0.80	0.2
At December 31, 2005	165,662,500	1.31	0.24
Exercised	(316,400)	1.02	0.2
At September 30, 2006	165,346,100	$ 1.31	0.24

SILVER WHEATON CORP. | 20

Notes to the Consolidated Financial Statements

Three and Nine months ended September 30, 2006

(US dollars - Unaudited)

The following table summarizes information about the warrants outstanding at September 30, 2006:

	Warrants Outstanding	Exercise Price (Cdn$)	Exchange Ratio	Common Shares to be Issued upon Exercise of Warrants	Effective Price Per Share (Cdn$)	Expiry Date

Share purchase warrants	117,260,500	$ 0.80	0.20	23,452,100	$ 4.00	Aug 5, 2009
Series A Warrants	40,273,100	1.10	0.20	8,054,620	5.50	Nov 30, 2009
Series B Warrants	7,812,500	10.00	1.00	7,812,500	10.00	Dec 22, 2010
	165,346,100			39,319,220	$ 5.50

(c)

Share purchase options

No share purchase options were issued during the quarter.  At September 30, 2006 there were 4,672,666 share purchase options outstanding with a weighted average exercise price of Cdn$4.60 per option.

7.

SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended		Nine Months Ended
		September 30	September 30	September 30	September 30
(in thousands)	Note	2006	2005	2006	2005

Change in non-cash working capital
Accounts receivable		$ 175	$ 81	$ 912	$ (243)
Silver inventory		(313)	-	70	478
Other		127	(9)	(600)	(31)
Accounts payable		156	(191)	(1,086)	(1,012)
Accrued liabilities		170	32	472	8

		$ 315	$ (87)	$ (232)	$ (800)

Non-cash investing activities, in connection with the acquisition of silver contracts
Shares issued to Goldcorp	3	$ -	$ -	$ 115,560	$ -
Promissory note issued to Goldcorp	4	$ -	$ -	$ 20,000	$ -

SILVER WHEATON CORP. | 21

Notes to the Consolidated Financial Statements

Three and Nine months ended September 30, 2006

(US dollars - Unaudited)

8.

RELATED PARTY TRANSACTIONS

At September 30, 2006, Goldcorp owned 57% of the Company’s outstanding common shares.  During the quarter, the Company purchased 2.2 million ounces (2005 – 2.0 million ounces) of silver from a subsidiary of Goldcorp at a price of $3.90 per ounce, for total consideration of approximately $8.6 million (2005 - $7.8 million).  During the nine months ended September 30, 2006, the Company purchased 6.8 million ounces (2005 – 6.1 million ounces) of silver from the subsidiary at a price of $3.90 per ounce, for total consideration of approximately $26.6 million (2005 - $23.7 million).

On March 30, 2006, Silver Wheaton and Goldcorp amended the Luismin silver purchase agreement, as described in note 3.  As a result of this transaction the Company issued 18 million shares and a non-interest bearing $20 million promissory note to Goldcorp, due on March 30, 2007.  In addition, during September 2006, Silver Wheaton and Goldcorp entered into an agreement whereby Silver Wheaton will receive a right of first refusal on future silver production from the Peñasquito project in Mexico upon the successful completion of Goldcorp’s acquisition of Glamis Gold Ltd.

The Company has an agreement with Goldcorp whereby Goldcorp provides certain management and administrative services at cost.  During the quarter, total management fees paid to Goldcorp were $55,000 (nine months - $198,000) compared to $74,600 (nine months - $341,400) during the same period in 2005. This agreement allows for cancellation with 30 days notice at any time.

In addition, during March 2006, the Company sold leasehold improvements and furniture and fixtures to Goldcorp at their net book value of $145,000.  At September 30, 2006, Goldcorp owed the Company $132,500 (December 31, 2005 – $nil).

SILVER WHEATON CORP. | 22

Notes to the Consolidated Financial Statements

Three and Nine months ended September 30, 2006

(US dollars - Unaudited)

9.

SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.  This information has been segmented on a silver contract basis.

	Three Months Ended September 30, 2006
(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Corporate	Consolidated
Statements of Operations

Silver sales	$ 25,720	$ 3,703	$ 12,343	$ -	$ 41,766

Cost of sales	8,633	1,118	3,978	-	13,729
Depreciation	782	480	3,755	-	5,017
Earnings from operations	16,305	2,105	4,610	-	23,020
Expenses and other income	-	-	-	(502)	(502)
Net earnings (loss)	$ 16,305	$ 2,105	$ 4,610	$ (502)	$ 22,518

Cash flow from operations	$ 17,308	$ 2,534	$ 8,365	$ 55	$ 28,262

Total assets (September 30, 2006)	$ 188,911	$ 73,823	$ 278,304	$ 97,085	$ 638,123

Total assets (December 31, 2005)	$ 55,614	$ 77,214	$ -	$ 133,323	$ 266,151

	Three Months Ended September 30, 2005
(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated
Statements of Operations

Silver sales	$ 14,185	$ 3,896	$ -	$ 18,081

Cost of sales	7,815	2,070	-	9,885
Depreciation	746	895	-	1,641
Earnings from operations	5,624	931	-	6,555
Expenses and other income	-	-	(177)	(177)
Net earnings (loss)	$ 5,624	$ 931	$ (177)	$ 6,378

Cash flow from operations	$ 6,370	$ 1,566	$ (47)	$ 7,889

SILVER WHEATON CORP. | 23

Notes to the Consolidated Financial Statements

Three and Nine months ended September 30, 2006

(US dollars - Unaudited)

	Nine months ended September 30, 2006
(in thousands)	Luismin	Zinkgruvan	Yauliyacu	Corporate	Consolidated
Statements of Operations

Silver sales	$ 76,966	$ 14,239	$ 23,685	$ -	$ 114,890

Cost of sales	26,646	4,955	7,391	-	38,992
Depreciation	2,379	2,127	6,988	-	11,494
Earnings from operations	47,941	7,157	9,306	-	64,404
Expenses and other income	-	-	-	(2,946)	(2,946)
Net earnings (loss)	$ 47,941	$ 7,157	$ 9,306	$ (2,946)	$ 61,458

Cash flow from operations	$ 50,542	$ 8,722	$ 16,294	$ (665)	$ 74,893

	Nine months ended September 30, 2005
(in thousands)	Luismin	Zinkgruvan	Corporate	Consolidated
Statements of Operations

Silver sales	$ 42,839	$ 10,582	$ -	$ 53,421

Cost of sales	23,656	5,694	-	29,350
Depreciation	2,255	2,466	-	4,721
Earnings from operations	16,928	2,422	-	19,350
Expenses and other income	-	-	(1,068)	(1,068)
Net earnings (loss)	$ 16,928	$ 2,422	$ (1,068)	$ 18,282

Cash flow from operations	$ 19,016	$ 3,680	$ (371)	$ 22,325

SILVER WHEATON CORP. | 24

## CANADA – HEAD OFFICE

Silver Wheaton Corp
Park Place
Suite 3400 - 666 Burrard Street
Vancouver, BC V6C 2X8
Telephone: (604) 684-9648
Fax: (604) 684-3123
Website: www.silverwheaton.com

## CAYMAN ISLANDS OFFICE

Silver Wheaton Caymans Corp.
PO Box 1791GT
1st Floor, Cayman Corporate Centre
49 Hospital Road
Grand Cayman, Cayman Islands
Telephone: (345) 946-7603
Fax: (345) 946-7604

## STOCK EXCHANGE LISTINGS

Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

## DIRECTORS

Peter Barnes
Lawrence Bell
John Brough
Peter Gillin
Douglas Holtby
Eduardo Luna, *Chairman*
Wade Nesmith

## OFFICERS

Peter Barnes
*President & Chief Executive Officer*

Randy Smallwood
*Vice President, Corporate Development*

Nolan Watson
*Chief Financial Officer*

## TRANSFER AGENT

CIBC Mellon Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1
Toll-free in Canada and the United States:
(800) 387-0825
Outside of Canada and the United States:
(416) 643-5500
Email: inquiries@cibcmellon.com

## AUDITORS

Deloitte & Touche LLP
Vancouver, BC

## INVESTOR RELATIONS

David Awram
Manager, Investor Relations
Toll free: (800) 380-8687
Email: info@silverwheaton.com

Form 52-109F2

Certification of Interim Filings

I, Peter Barnes, Chief Executive Officer of Silver Wheaton Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Silver Wheaton Corp. (the issuer), for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  November 2, 2006

/s/ Peter Barnes

Chief Executive Officer

Form 52-109F2

Certification of Interim Filings

I, Nolan Watson, Chief Financial Officer of Silver Wheaton Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Silver Wheaton Corp. (the issuer), for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:  November 2, 2006

/s/ Nolan Watson

Chief Financial Officer